Board of Governors of the Federal Reserve System

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

25007281

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Dec. 4, 2025
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution Deutsche Bank AG, New York Branch

   B. Address of principal office of financial institution:

   1 Columbus Circle
   Address

   New York | NY | 10019
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Chad Troester | Vice President | 9046454923
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
222 South Riverside Plaza	Chicago	IL	60606	Underwriting, trading and sales of govt securities
5201 Gate Parkway	Jacksonville	FL	32256	Underwriting, trading and sales of govt securities
1999 Avenue of the Stars	Los Angeles	CA	90067	Underwriting, trading and sales of govt securities
101 California Street	San Francisco	CA	94111	Underwriting, trading and sales of govt securities

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Leonard, Christopher Robert	Managing Director
Atluri, Anil Kumar	Managing Director
Vidra, Nir David	Managing Director
Eames, Adam McLendon	Managing Director
See page 4 for additional supervisors	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Christopher Leonard
Name (First, Middle, Last)

Managing Director
Title

[signature]
Signature

11/26/2025
Date

10/2019

5. Does the financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?

Address	City	State	Zip Code	Describe Activities
1 Great Winchester Street	London	UK	EC2NY 9DB	Underwriting, trade and sales of govt securities
1-3-1 Azabudai, Minato-ku, Azabudai Hills Mori JP Tower	Tokyo	Japan	106-0041	Underwriting, trade and sales of govt securities
Avenida Brigadeiro Faria Lima 3900	Sao Paulo	Brazil	04538-132	Underwriting, trade and sales of govt securities
21 Moorfields	London	UK	EC2Y 9DB	Underwriting, trade and sales of govt securities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name	Title
Dahlman, Jessica Lynne	Managing Director
Chadha, Guarang	Managing Director
Segal, Svetlana	Managing Director
Cotler, Elina	Managing Director
Baker, Jeffrey	Managing Director
Goldbaum, Pedro	Managing Director
Cotrell, Sebastien	Managing Director
Kane, Gary	Managing Director
Scholl, Brooks	Managing Director
Fisher, Michael	Managing Director
Milou, Terry	Managing Director
Fishkin, Michael	Managing Director
Bonastre Avila, Francesc Xavier	Managing Director
Cunha, Ricardo	Managing Director
Penn, Daniel	Managing Director
Hegan, Victoria	Managing Director
Ravi, Vignesh	Managing Director
Alexander Bici	Managing Director
Stephen Wollman	Managing Director
Manish Saraf	Managing Director
Alexander Hazelton	Managing Director
Andrew Mullin	Managing Director
Mrinal Dansignani	Managing Director
Manav Ghai	Director
Xu, Jia	Director
Reiss, Alexander Otto	Director
Chen, Yang	Director
Wasserman, Jared Scott	Director
Sirochinsky, Gregory	Director
McNulty, Christopher	Director
Horvath, Ryan	Director
Takano, Manabu	Director
Marvin, Bradford	Director
Petisi, Alex	Director
Massa, Jeffrey	Director
Werba, John	Director
Garrett, Patrick	Director
Christopher Henrich	Director
Ghai, Manav	Director

Financial Institution: Deutsche Bank AG, New York Branch